Exhibit 1.01
West Pharmaceutical Services, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report (the “Report”) of West Pharmaceutical Services, Inc. has been prepared for the period from January 1, 2014 to December 31, 2014. Unless the context indicates otherwise, “West,” “we,” “us,” and “our” refer to West Pharmaceutical Services, Inc. and its subsidiaries.

During 2014, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives (tantalum, tin and tungsten). These Covered Products are manufactured or contracted for manufacture by our Pharmaceutical Delivery Systems segment ("Delivery Systems").

Delivery Systems develops, manufactures and sells safety and administration systems, multi-component systems for drug administration and a variety of custom contract-manufacturing solutions targeted to the healthcare and consumer-products industries. In addition, Delivery Systems is responsible for the continued development and commercialization of our line of proprietary healthcare, administrative and advanced injection systems, including Daikyo Crystal Zenith®, SmartDose® and other systems. Delivery Systems has manufacturing operations in North America and Europe.

We are continuing to develop a conflict minerals compliance program reasonably designed to identify whether the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, or Zambia) (“Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources. Our conflict minerals compliance program is overseen by our procurement group and senior management has been informed about the process, progress and results.

Description of West’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine in good faith whether any of the 3TGs in the Covered Products originated in the Covered Countries or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

In conducting our RCOI, we employed a three-step approach. First, we identified direct suppliers of materials for West products. Second, we conducted a supply chain survey of our direct suppliers to obtain information on the origin of 3TGs contained in materials supplied to us, if any. Third, after receiving the responses, if any suppliers indicated that the materials supplied included 3TGs, we reviewed the materials supplied to determine if the 3TGs were necessary to the functionality or production of the West product.
The supply chain survey was implemented and administered by our procurement group. The survey employed a modified form of the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Survey”). The Survey facilitated general disclosures and information regarding the materials included in the supplier’s products and the origin of those materials. It included questions regarding the supplier’s identification of any conflict minerals contained in the supplier’s products and the origin of those minerals. We have received information from approximately 94% of the suppliers we surveyed.

Due Diligence Process

Following our RCOI, we conducted a due diligence review of the source and chain of custody of the 3TGs contained in the Covered Products. Our due diligence measures were designed to conform in all material respects with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

As part of this due diligence review, we reviewed the suppliers’ responses to the surveys discussed above against criteria developed to determine which responses required further engagement with the suppliers. These criteria included untimely or incomplete responses, inconsistencies within the data reported in the survey, whether the supplier was a U.S. publicly-held company, the size of the supplier’s business and what material the supplier supplied to us. We followed up directly with these suppliers, and in some cases the supplier’s suppliers, to obtain additional information and their updated responses, as appropriate.

As a downstream purchaser of 3TGs, or components containing 3TGs, our diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of such materials. Our diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. We also rely, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

DRC Conflict Undeterminable

Our Covered Products are subject to the reporting obligations of Rule 13p-1. Despite having conducted a good faith reasonable country of origin inquiry, we have concluded that our Covered Products remain “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01.

We reached this conclusion because we do not have sufficient information to determine the origin of all of the 3TGs in our Covered Products. Despite our efforts to follow up with certain suppliers, we did not receive responses from all suppliers, and those that responded showed varying degrees of cooperation with our inquiries.

Due to the breadth and complexity of our products and respective supply chain, it will take additional time and effort for many of our suppliers to verify the origin of all of the minerals. Using our supply chain diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

Risk Mitigation

We have taken or intend to take the following steps to further mitigate the risk that the 3TGs in the Covered Products could benefit armed groups in the Covered Countries:

•	Continue and improve our supplier screening program that requires suppliers to provide information regarding 3TGs.

•
Establish a Conflict Minerals Committee to help develop and implement a formal Conflict Minerals policy; establish procedures to identify the origin of 3TGs; oversee outreach efforts with our suppliers to educate them on the importance of this process and our expectations; and continue and further improve our direct supplier surveys and due diligence process.